EXHIBIT 99.1

Equinor's share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 14 September 2018 for use in the group's Share Saving Plan have on 19 September 2018 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 9,712,546 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.